UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
YogaTrail Inc.

Legal status of issuer

　　Form
　　C-Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　July 10, 2014

Physical address of issuer
314 W. 27th St, Richmond, VA 23225

Website of issuer
https://www.yogatrail.com/welcome

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
February 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$17,072	$66,800
Cash & Cash Equivalents	$14,671	$66,695
Accounts Receivable	$1,418	$105
Short-term Debt	$24,509	$12,836

Long-term Debt	$0	$0
Revenues/Sales	$156,300	$134,312
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$73,157	-$73,157

The above represents the consolidated financials of Yogatrail Inc. and its wholly-owned subsidiary YogaTrail Asia Company Limited.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 29, 2017

YogaTrail Inc.



Up to $1,000,000 of Crowd Notes

YogaTrail Inc. (the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 23, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by February 23, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 23, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.yogatrail.com/welcome

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/yogatrail/series.a

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

YogaTrail Inc. (the "Company") is a Delaware Corporation, formed on July 10, 2014. The Company was formerly known as YogaTrail GbR, and was registered in Germany as a GbR entity before incorporating as a U.S. entity. This was only a matter of convenience when the Company first formed, with several stakeholders being of German nationality.

The Company is located at 314 W. 27th St, Richmond, VA 23225.

The Company's website is https://www.yogatrail.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/yogatrail/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes being offered	$1,000,000
Minimum investment amount per investor	$500
Offering deadline	February 23, 2018
Use of proceeds	See the description of the use of proceeds on pages 14-15 hereof.
Voting Rights	See the description of the voting rights on pages 12-13, 16-17, and 19-21 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or

business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alexander Klein (CEO and Co-Founder, 2011-Present), Maria Alexandra Jaton (CCO and Co-Founder, 2012-Present), and Sven Ernst (Director and Co-Founder, 2012-Present). The Company does not currently have employment agreements with Alexander Klein, Maria Alexandra Jaton, or Sven Ernst, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alexander Klein, Maria Alexandra Jaton, or Sven Ernst, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. As of December 31, 2016, the Company has incurred losses from inception of approximately $429,870. The independent accountant observes that this, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The independent accountant notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The independent accountant further notes that the financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; and (iii) new laws and regulations that prohibit or restrict certain types of advertisements. In addition, advertisers' willingness to purchase advertising from the Company may be adversely affected by a decline in users or customer ratings for our content.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in customer behavior may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and customer behavior may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. Furthermore, our business is affected by general seasonal trends common to the fitness industry. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues. Seasonality in our business can also be impacted by introductions of new or enhanced products and services, including the costs associated with such introductions.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or

service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Although the Company has invention assignment agreements, they currently do not have employment agreements in place.
Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Ivan were to leave Modamily, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. The Company has indicated that it intends to implement an employment agreement with Ivan post-raise. There is no guarantee, however, that such an agreement will be entered into.

The Company has not filed Form Ds for its offerings of convertible securities in 2014 or 2015.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not have an official record of Board Meeting Minutes.
Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as evidence of the above.

The Company has conducted the following transactions with related persons:.
During the years ended December 31, 2016 and 2015, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $1,221 and $1,214, respectively. During the years ended December 31, 2016 and 2015, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $696 and $0. The Company has not provided documentation to validate the terms of the loans or current outstanding balance.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.

The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.

As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 71.25% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Global yoga network that connects yoga students with their yoga providers.

Business Plan
YogaTrail provides yoga professionals with tools to manage and grow their business. For yoga students, YogaTrail keeps them in the loop with their personal yoga world. These tools are available on a website and a mobile app, allowing yoga professionals to market their business, events, and classes, and allows students to follow their instructors and book classes. The Company operates with two revenue models. First, they operate under a freemium-model: the SaaS tools are free, while marketing service require an upgrade to a paid subscription. Plans range from $8 - $129 per month. The Company also operates a marketplace model: YogaTrail collects platform fees for transactions (such as bookings for yoga classes, events, packages, subscriptions, or private lessons). The Company also currently recognizes some revenue from advertising services provided to brands in its newsletters.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Yoga Network	Global yoga network that connects yoga students with their yoga providers	Yoga professionals and yoga students.

We have no new products in development.

We offer our content and services directly to customers via our online website.

Competition
We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer, including but not limited to MindBody Software, Facebook, and Bookeo. We believe that the principal competitive factors in the industries in which we compete include our deep understanding of the unique issues faced by yoga instructors and our freemium model. With respect to the first point, because our platform is tailored to serve the yoga community specifically, we believe that YogaTrail is currently the only viable product that can grow to dominate the yoga vertical as a networked marketplace. Additionally, competitors which currently provide SaaS tools for yoga studios (MindBody) are high cost (~$200/mo) and complex, which means that it may be inaccessible to the vast majority of yoga teachers, and only be available to upscale yoga studios. We believe that catering to small businesses and individual yoga teachers

will make it difficult for incumbents to drive revenue without having a "critical mass", and that as we keep growing, network effects will make it increasingly challenging for "copy cats" to gain traction.

Customer Base

The Company's customers are primarily yoga professionals (including individual instructors, small and medium yoga studios, and yoga retreat centers), and yoga practitioners.

Intellectual Property
The Company is dependent on the following intellectual property: Not applicable.

Litigation
None

Other
The Company's principal address is 314 W. 27th St, Richmond, VA 23225.

The Company has the following additional addresses: Not applicable.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
YogaTrail Asia Company Limited	Service Company	Chiang Mai, Thailand	August 15, 2015	100%

To date, the employees and officers of YogaTrail have been based in Chiang Mai, Thailand. This was a result of all founders having been co-located there, and having found the location to be of great advantage due to low cost of doing business (salaries, rent, etc). To this end, YogaTrail Asia is a subsidiary of YogaTrail Inc. which serves as direct employer for staff and management. YogaTrail Asia bills the U.S.-based parent company for services (technical development and software creation, marketing, etc.) and derives no other income from any other source. All revenue generated by YogaTrail Inc. flows into the U.S. parent company.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.50%	$85,000
General Marketing	21%	$5,250	36.60%	$366,000
Hire Growth & Engagement Team	15.75%	$3,937.50	27.45%	$274,500

Rebuild Platform on Django	15.75%	$3,937.50	27.45%	$274,500
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. Each of the individuals listed is both an officer and director.

Name
Alexander Klein

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Director, and Co-Founder, 2011-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- YogaTrail, CEO and Co-Founder, 2011-Present: Web design, business development, management of all employees and operations

---

Name
Maria Alexandra Jaton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CCO, Director, and Co-Founder, 2012-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- YogaTrail, CCO and Co-Founder, 2012-Present: Content generation, community management and user interactions, marketing.

Name
Sven Ernst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO and Co-Founder, 2012- October 2017; Director and Co-Founder, October 2017 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- YogaTrail, CTO and Co-Founder, 2012-October 2017: Oversee technical development of website, mobile apps, and all related third party software

Name
Eduard Sachava

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, October 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- YogaTrail, CTO and Co-Founder, October 2017- Present: Oversees technical development of website and mobile apps.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Chiang Mai, Thailand.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Shares Issued	6,000,000
Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Par Value	$0.0001
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	99.9%

In addition to issuing common stock, the Company has issued a total of eleven convertible equity securities for cash proceeds of $566,201 between August 4, 2014 and September 14, 2015. The securities have all converted into equity in the Company. Ten of the securities, totaling $466,201, converted into preferred shares. One security, totaling $100,000, converted into common shares.

The Company has the following debt outstanding: Not Applicable.

Ownership

A majority of the Company is owned by a few people. Specifically, Sven Ernst, Alexander Klein, and Maria Jaton each own 23.75% of the Company, representing 71.25% of the total ownership.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sven Ernst	23.8%
Alexander Klein	23.8%
Maria Jaton	23.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company provides an online and mobile device network that connects yoga professionals with yoga practitioners. It assists yoga professionals in managing and growing their business, while keeping yoga practitioners apprised of any changes or updates to their personal online yoga world.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $7,600 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of February 23, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- During the years ended December 31, 2016 and 2015, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $1,221 and $1,214, respectively.
- During the years ended December 31, 2016 and 2015, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $696 and $0.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander Klein
_____
(Signature)

Alexander Klein
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Maria Alexandra Jaton
_____
(Signature)

Maria Alexandra Jaton
_____
(Name)

CCO and Director
_____
(Title)

11/29/2017
_____
(Date)

/s/Sven Ernst
_____
(Signature)

Sven Ernst
_____
(Name)

Director
_____
(Title)

11/29/2017
_____
(Date)

/s/Alexander Klein
_____
(Signature)

Alexander Klein
(Name)

Founder, CEO, Manager, Principal Financial Officer, and
Principal Accounting Officer
(Title)

11/29/2017
(Date)

/s/Eduard Sachava
(Signature)

Eduard Sachava
(Name)

CTO
(Title)

11/29/2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

YOGATRAIL INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2016 and 2015

YOGATRAIL INC.

Years Ended December 31, 2016 and 2015

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of YogaTrail Inc.
314 W. 27th St.
Richmond, VA 23225

We have reviewed the accompanying consolidated financial statements of YogaTrail Inc. and its wholly-owned subsidiary YogaTrail Asia Company Limited (together, the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income & comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

November 16, 2017

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

YOGATRAIL INC.

BALANCE SHEETS

(unaudited)

	December 31,	
	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 14,671	$ 66,695
Other receivables	1,418	105
Prepaid rent	983	-
Total current assets	17,072	66,800
Equipment, net	3,261	3,900
Intangible assets, net	136,002	147,175
Deposits	1,676	1,665
Total assets	$ 158,011	$ 219,540
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 888	$ 2,693
Accrued payroll and related liabilities	9,492	938
Deferred revenue	12,908	7,991
Advances - related party	1,221	1,214
Total current liabilities	24,509	12,836
Total liabilities	24,509	12,836
Commitments & Contingencies	-	-
Stockholders' equity		
Common stock, 5,913,000 and 5,934,000 shares issued and outstanding at December 31, 2016 and 2015	59	59
Additional paid-in capital	566,469	566,490
Subscription receivable	(372)	(348)
Accumulated other comprehensive income	(2,784)	(3,643)
Accumulated deficit	(429,870)	(355,854)
Total stockholders' equity	133,502	206,704
Total liabilities and stockholders' equity	$ 158,011	$ 219,540

See accountants' review report and accompanying notes to the financial statements.

YOGATRAIL
STATEMENTS OF INCOME & COMPREHENSIVE INCOME
(unaudited)

	December 31,	
	2016	2015
Revenue		
Sales	$ 158,111	$ 144,026
Sales refunds	(1,811)	(9,714)
Total revenue	156,300	134,312
Operating expenses		
Payroll and related expenses	130,909	83,563
Web services	30,556	32,463
General and administrative	19,403	30,662
Depreciation and amortization	12,259	12,792
Professional fees	12,052	15,853
Rent	10,788	7,178
Contractor fees	6,643	157,974
Travel	5,265	9,927
Total operating expenses	227,875	350,412
Loss from operations	(71,575)	(216,100)
Other income (expense)		
Interest income	342	73
Foreign exchange gain (loss)	(2,783)	(267)
Total other income (expense)	(2,441)	(194)
Net loss Before Income Tax	(74,016)	(216,294)
Provision for Income Tax	-	-
Net loss	(74,016)	(216,294)
Other comprehensive income		
Foreign currency translation differences	859	(3,643)
Total comprehensive income	$ (73,157)	$ (219,937)
Earnings per share - basic & diluted	(0.01)	(0.04)
Weighted shares outstanding - basic & diluted	5,914,710	5,868,707

See accountants' review report and accompanying notes to the financial statements.

YOGATRAIL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional	Accumulated	Subscription	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Receivable	Income	Equity
Balance on December 31, 2014	**5,700,000**	**$ 57**	**$ 57**	**$ (139,560)**	**$ (114)**	**$ -**	**$ (139,560)**
Subscribed common stock	234,000	2	232		(234)		-
Issuance of equity securities			566,201				566,201
Foreign translation adjustment						(3,643)	(3,643)
Net loss				(216,294)			(216,294)
Balance on December 31, 2015	**5,934,000**	**59**	**566,490**	**(355,854)**	**(348)**	**(3,643)**	**206,704**
Subscribed common stock	24,000		24		(24)		
Repurchase of common shares	(45,000)		(45)				(45)
Foreign translation adjustment						859	859
Net Loss				(74,016)			(74,016)
Balance on December 31, 2016	**5,913,000**	**$ 59**	**$ 566,469**	**$ (429,870)**	**$ (372)**	**$ (2,784)**	**$ 133,502**

-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

YogaTrail Inc. provides an online and mobile device network that connects yoga professionals with yoga practitioners. It assists yoga professionals in managing and growing their business, while keeping yoga practitioners apprised of any changes or updates to their personal online yoga world.

Basis of Presentation

The accompanying consolidated financial statements of Yoga Trail Inc. ("YogaTrail") and its wholly owned subsidiary, YogaTrail Asia Company Limited ("the Subsidiary"; together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

YogaTrail's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Thai Bahts, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $859 and $(3,643) for the years ended December 31, 2016 and 2015, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of YogaTrail and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $464 and $10,326 in advertising costs, respectively, recorded under the heading 'General and administrative' in the consolidated statements of income & comprehensive income.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from monthly and annual subscriptions to its online and mobile applications. Monthly and annual subscriptions are paid in advance and initially recorded as deferred revenue upon payment, and recognized as revenue over the term of the subscription. For any subscription that is subsequently cancelled, revenue will be recognized up to the date of cancellation and the remaining portion of payment attributable to the unused period is refunded to the subscriber and recorded as a refund on sales.

Equipment

Equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Depreciation expense for the years ended December 31, 2016 and 2015, was $1,086 and $1,859, respectively.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the services provided on the Company's website and mobile application. Revenue from these subscriptions is recognized over the term of the purchased subscription.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $414,910 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Loss Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2016 and 2015, no potentially dilutive instruments were outstanding

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 16, 2017, the date these financial statements were available to be issued.

NOTE 2 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	2016	2015
Intellectual property	$ 160,000	$ 160,000
Copyright	500	500
Incorporation costs	2,363	2,363
	162,863	162,863
Accumulated amortization	(26,861)	(15,688)
Intangible assets, net	$ 136,002	$ 147,175

Amortization expense for the years ended December 31, 2016 and 2015, was $11,173 and $11,154, respectively.

NOTE 3 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of eleven convertible equity securities for cash proceeds of $566,201 between August 4, 2014 and September 14, 2015. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $1,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

One security, totaling $100,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into a number of shares of preferred stock equal to 7%

of the number of common shares outstanding, on a fully-diluted basis.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into a number of common shares equal to 7% of the total number of outstanding common shares on a fully-diluted basis, or a cash settlement of twice the initial purchase price of the security.

3. Upon maturity, holders may elect at any time to convert the security into a number of common shares equal to 7% of the total number of outstanding common shares on a fully-diluted basis.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $1,221 and $1,214, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets.

During the years ended December 31, 2016 and 2015, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding is $696 and $0, respectively, and are recorded under 'Receivables' on the consolidated balance sheets.

NOTE 5 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $429,870 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website





YogaTrail

A comprehensive, community powered platform for yoga practitioners and teachers.   Edit Profile

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

YogaTrail is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by YogaTrail without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Increase In U.S. Practitioner Spending (2012 To 2016)
60%+

Registered Yogis
200,000+

> Over 50,000 yoga professionals use the platform

> Graduate of 500 Startups, also received funding from Expara

> As of September, Company was profitable overall in 2017YTD

> Strong social media presence with 115,000+ Facebook and 40,000+ twitter followers

---

> Round Size: US $1,000,000

> Raise Description: Growth

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

PROFILE MENU



YogaTrail helps yoga professionals to manage and grow their business, while keeping students in the loop with their personal yoga world.

_____

With the rise in yoga's popularity, it's ironic that yoga teachers are finding it increasingly difficult to earn a living. The vast majority of teachers are women (80%) who operate as independent freelancers in multiple venues, and who offer a variety of services. They are not "tech-savvy", however, and they're underserved by existing products. YogaTrail is a free platform that provides yoga professionals with all the tools they need to communicate with their yogis, take bookings and payments, showcase what they do, and attract new clients.

For yoga students, YogaTrail aggregates all the classes and upcoming events from their favorite teachers and studios into one simple place. Yogis are notified on web or mobile about updates or schedule changes, and they can chat with their teachers, even in real-ime. People can also book classes, private lessons, subscriptions, retreats, and generally keep up with local yoga happenings.

Pitch Deck



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Product & Service

YogaTrail serves two distinct user types in different ways: yoga providers and yoga practitioners.

For Yoga Professionals

The platform provides free and comprehensive tools to manage and grow their businesses. In particular:

- Yoga teachers, studios, and retreat centers manage profiles with detailed descriptions, credentials, yoga styles, links to social and web pages, etc. They also display their class schedule, upcoming events, and associations with other teachers and venues.

- Yoga-centric reviews and filters help newbies to get a clear picture of a teachers' style and strengths.

- A full-service booking platform allows bookings and payments for classes, passes, packages, monthly subscriptions, and reservations for workshops, retreats, teacher training programs — anything, really.

- YogaTrail provides pros with widgets to display complete class schedules on their website and/or Facebook page, where clients can also book classes directly (without even visiting YogaTrail).

- A messenger feature that's specifically tailored to the needs of yoga professionals: teachers and studios can send out messages and announcements to their students (even ones who are *not* on YogaTrail), while replies are handled via 1:1 chat, in real time.

- Yoga teachers can find substitute teachers for specific classes and get alerted to new subbing opportunities within their professional network. Studios can also request subs for particular classes.

For Yoga students

Users get a quick and complete overview of what's happening in their personal yoga world, so they can plan their practice and yoga schedule with ease. Specifically:

- Students follow their favorite teachers and studios to bring classes and happenings into one simple place (the "Class Guru"). For yogis, this provides a simple and comprehensive overview of their personal yoga world.

- When a class is cancelled, or there's a sub, when there's a new upcoming event, or a new teacher... students are notified via email, browser notifications, or push notification on their phone (via mobile app).

- The YogaTrail Mobile App (for both iPhone and Android) delivers a complete YogaTrail experience for yogis on the go.





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YOGATRAIL

Booking interface on Mobile App.

Media Mentions

































YOUR STORY | INSPIRE INNOVATE IGNITE

YAHOO! FINANCE

YogiApproved.com Your Life On & Off The Mat

TECH.CO

DOYOUYOGA

Forbes

INDIA TODAY

TECHINASIA

TechCrunch

DIE WELT

ds deutsche startups

t3n digital pioneers

THE HUFFINGTON POST

PHOENIX Business Journal

BUSINESS INSIDER

TNW THE NEXT WEB

PROFILE MENU





Team Story

Alex Klein and Alex Jaton discovered yoga in India in 2008 while traveling around the world for an entire year. On that journey, the pair ended up sampling a huge assortment of yoga, in many different styles and flavors. Experiencing all that variety was great, but we saw that there was a big problem to be solved: almost everything in the yoga world was happening offline! Even just *finding* yoga classes and teachers was difficult, and Google was (and is) inadequate when it comes to yoga. So the idea for YogaTrail was born.

It wasn't until the pair met their third co-founder (Sven Ernst) at an entrepreneurship event at a local university in 2012 that the ball got rolling. At the time, Sven was a managing partner at Buzzwoo (a European digital technology agency). After hearing the YogaTrail pitch, he proposed a partnership to make the platform a reality. Just three days after their first meeting, work on YogaTrail began, and the site launched in Spring of 2013.

Founders and Officers



Alex Klein
CO-FOUNDER + CEO

Prior to co-founding YogaTrail, he founded a VC-backed nuclear fusion energy startup in 2009. Physics PhD (Columbia U.), plasma physicist at MIT, accomplished gymnast, and former musician/rockstar. Alex likes to tackle big, difficult, and meaningful projects.



Maria Alexandra Jaton
CO-FOUNDER + CCO

Previously, Alex #2 worked her way up to commissioning editor for some of the worlds largest publishing houses in London — so she knows "content". Alex also speaks six languages fluently and is very passionate about yoga and all the users on YogaTrail (it's her brainchild).



Sven Ernst
CO-FOUNDER + DIRECTOR

Vegetarian, entrepreneur, engineer, great manager and angel investor. Also co-Founder/ Partner at BUZZWOO!, a German Software Development Company with offices in Europe and Asia.

 PROFILE MENU



Eduard Sachava
CTO



Vegetarian, full stack developer, and "growth hacker" at YogaTrail.

Key Team Members



Nadja Schauer

Marketing Intern - vegetarian bright marketer - BA in psychology

Notable Advisors & Investors



500 startups

Investor, A global venture capital seed fund with over $350M AUM based in Silicon Valley.



Hiten Shah

Investor, Founded 3 SaaS companies since 2005: Crazy Egg, KISSmetrics, and Quick Sprout.

PROFILE MENU







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Expara

Investor, Singapore's pioneer in startup incubation, venture capital, and entrepreneurship

EXPARA™

Khailee Ng

Advisor, Founded 2 companies which got acquired. Managing partner at 500 Startups SE Asia

Highlights

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

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Overview

Team Story

Term Sheet

Prior Rounds

SeedInvest

Q&A with the Founder

Q: What is your incorporation date and status?

YogaTrail: We were incorporated as a German company in 2013, and incorporated in Delaware July 2014.

Q: Where are you located?

YogaTrail: Our U.S. location is Richmond-based, but team members are based in Thailand where we also met. Our team and employees are in Thailand, consisting of five full time employees, and one part time. The Thai company is a subsidiary of the U.S. company. Our team builds code and does the marketing. The Thai company bills the U.S. company for salaries and rent, since it is much cheaper to operate here.

Q: What's Heek.com, and can you talk about your relationship with them?

YogaTrail: Heek is a website builder similar to Wix that uses a chatbot to help yogis build websites. We partnered with Heek to help those that are not tech savvy navigate the site and because integrations with Heek easily pull over schedule and studio info. This enables yoga professionals to have YogaTrail content on their own websites. All of our own tech is done in house.

Q: What has the history of your company been?

YogaTrail: The three founders originally met in Thailand in 2012. Two co-founders are non-technical people, who primarily drive content and the third co-founder is an engineer that used to build websites for Fortune 500 companies. In 2013, we launched the site as a yoga directory and gained some traction. The following year, we joined 500 Startups and incorporated in the U.S., and all the co-founders became full-time. We evolved from a yoga directory to including schedules, increasing capabilities, and started developing content. Then, in late 2016, we started the marketplace for bookings, calendars, events. Now we are looking to raise capital to fuel our growth: our tech needs to be revamped to scale and handle more traffic.

Q: Any pivots or changes to the business model?

YogaTrail: In essence, we planned for our product to be what it is today. Initially, we scraped internet data to create a directory of instructors, added content, and then built a marketplace in 2016 to book classes and events. More recently, we added packages and subscriptions. It has taken time to build the business to its current state.

Q: What is your product road map?

YogaTrail: Our plan is to rebuild YogaTrail from the ground up, including a major re-design to be mobile responsive and to modernize the UX. We plan to roll out that aspect of our roadmap four months following the fundraise. Then, our focus is on a variety of small improvements that we believe will help drive engagement and referral growth. The second stage is mapped for eight months post-raise.

Q: What percentage of active users are paying?

YogaTrail: To date, approximately 10% of active users are paying, representing approximately 800 paying subscribers.

Q: Please discuss your current revenues.

YogaTrail: We currently have three different revenue streams. First, we have Premium Subscriptions from users that upgrade from our Freemium offering. That subscription gets those users top visibility on search, features them in the mobile app, includes weekly newsletters, and generally assists with their marketing position. We have monthly plans which auto renew and a yearly plan discounted against the monthly rate. In addition, our premium accounts do not get charged booking fees, while our Freemium users have to pay booking fees. The plans are for teachers, studios, events, retreat centers and range from $8-$129 per months with an average of $21. Second, we also make revenue from marketplace commissions. YogaTrail collects platform fees for transactions (such as bookings for yoga classes, events, packages, subscriptions, and private lessons). We charge a 7% booking transaction fee for freemium users. The overall average take rate on bookings has been approximately 2% due to premium subscriptions. Third, we also have some advertising revenue from our newsletters.

Q: Please describe how your user acquisition has been nearly 100% organic. How have you acquired both sides of the market?

YogaTrail: We launched as a directory originally and invited professionals to join. Now, we receive referrals from instructors (we give perks to users that send us studio and other professional referrals who then invite their students). Our search traffic is organic and stems primarily from searches looking for particular teachers on YogaTrail. At this point, we estimate that our traffic is approximately 40% from search and 60% from referrals. To date, we have not spent time and money on marketing or ads except recently when we launched YogaTrail Academy (which is a blog).

Q: What is your customer acquisition plan and details on financial projections.

YogaTrail: We believe it will cost roughly $250,000 to rebuild the site and about three months to redo and clean up the design. After that, we will step on the gas with the new site with on-the-ground events and local marketing in cities with yoga hubs. We also plan to have internal marketing to improve web conversion, referral rates, and drive more engagement on existing users. Externally, we plan to use influencers and local events starting with London.

Q: Why have sales dipped since beginning of 2017?

YogaTrail: January is big month for yoga as a result of New Years resolutions. We also had a campaign in January that was focused on converting users to premium to lock in prices before a price hike. Since then, people meander and churn every few months. We have not been driving upgrade sales since then but have started adding advertising in newsletters. Ads are sold on an ad hoc basis and generate anywhere from $0-8000 per month. We started this in late 2016. An intern is currently managing ad sales, so we have steady ad sales but it has not been increasing or supported by full time sales personnel to date.

Q: How did you build out your projected financials model? What are growth drivers and assumptions you used?

YogaTrail: In terms of the growth drivers built into the model, our assumptions are that after four months of rebuilding the site, we will be hiring 3-4 people and preparing various growth channels. We estimated 10% user growth MoM from then on. For subscription revenue, we assumed no change for four months, then a 10% MoM growth rate. For marketplace commissions, we again assumed no change for four months, then an aggressive 60% MoM growth rate as we pursue the booking platform (promoting it and getting existing and new users to plug into it). For brand advertising revenue, we assume again a 10% MoM growth, given that we charge advertisers by the number of users reached.

Q: What are exit expectations?

YogaTrail: It's possible MindBody Software will want to buy us if/when they recognize a threat to their yoga marketplace ambitions. However, we expect that an IPO is more likely to provide investors with an exit from YogaTrail.

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PROFILE MENU

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Growth	Growth
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	5.0%	5.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



● Marketing   ● Rebuild Platform on Dja...

If Maximum Amount Is Raised



● Marketing   ● Hire Growth & Engage...
● Rebuild Platform on Dja...


Investor Perks

- **$500+:** investors who are yoga teachers will get a "premium" teacher profile on YogaTrail for 2 years. That means: publish unlimited (and promoted) events, pay no platform fees on any bookings, and enjoy highlighted feature placements on the YogaTrail website and mobile app.

- **$500+:** investors who practice yoga: tell us who your yoga teacher is and they'll be gifted a "premium" profile on YogaTrail for 6 months on your behalf.

- **$5000+:** retreat centers or yoga teacher training schools investing $5000 or more will enjoy free "global premium" marketing services on YogaTrail for 2 years. Advertise your upcoming programs world-wide and reach 50,000 dedicated yogis every month.

- **$20,000+:** the *first ten* backers investing $20,000 or more will earn a spot in an exclusive yoga retreat for YogaTrail investors and advisors. The retreat will be all-inclusive and happen in the South of Spain in late May 2018. Participants will also meet the YogaTrail founders and be able to attend and contribute to planning and strategy meetings and discussions.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of YogaTrail's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-seed 1

Round Size	US $220,000
Close Date	Jun 3, 2014
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Pre-seed 2

Round Size	US $100,000
Close Date	Apr 23, 2014
Security Type	Convertible Note
Valuation Cap	US $1,400,000

Seed

Round Size	US $246,200
Close Date	Aug 7, 2015
Security Type	Convertible Note
Valuation Cap	US $4,000,000

EXHIBIT D
Investor Deck



YOGATRAIL

The Yoga Network



Disclaimer

This presentation contains offering materials prepared solely by YogaTrail without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

300M
Practitioners

Spending
$80B

87% Growth
in USA since 2012

Yoga is a large market — and it's highly fragmented





The teachers are central — most are freelancers

YOGATRAIL



Group Classes

Privates

Events

'Subbing'

They're busy & must cultivate a loyal following of students

YOGATRAIL





Nearly half of all Yoga Teachers don't have a website (YogaTrail survey 2017)



Yoga Mind
February 26 · 🌐

Class CANCELED today and tomorrow due to a worsening sore throat. I just need to stop talking for a bit. ☹

• Monday 18:00-19:30: Yoga Foundations at Yoga Tree
• Tuesday 10:00-11:30: Yoga Explorations at Wild Rose
• Wednesday 10:30-12:00: Yoga Explorations at Yoga Tree
• Wednesday 18:00-19:30: Vigorous Yoga at Wild Rose
• Thursday 10:00-11:30: CANCELED
• Friday 10:30-12:00: CANCELED

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They're also poorly paid and generally not tech-savvy

YOGATRAIL























Yoga Teachers » United Kingdom » England » London
Fenella Lindsell
London
Balham
United Kingdom
07956551003
Website
42 Reviews
90 Followers
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Message
I trained originally with the British Wheel of Yoga and then went on to own and operate The Art of Health and Yoga, London's largest Complementary Health Centre from 1996-2003 where we created YogaBugs for children. We were lucky enough to appear on BBC2's Dragon's Den on 3 occasions and as a result YogaBugs is now in Australia,...more »
About
Reviews 42
Activity 42
Events 18
Schedule
RECOMMEND THIS TEACHER
EVENTS
Yoga and Hiking in the French Alps
Jun 27 to Jul 1
Yoga in the late summer sun
Sep 13 to Sep 17
Stunning and Exclusive Co
House in Somerset UK
Mar 2 to Mar 5
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FENELLA LINDSELL TE
AT
60 Hopton Road
TRUE-H
11:58 AM
100%
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Ganga Devi
London, GB
Featured
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Jenn Russell
London, GB
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Catie Foroughi
London, GB
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Nadezhda Bocheva
London, GB
MY YOGA
MESSAGE

YogaTrail helps teachers manage & grow their business

YOGATRAIL



Yoga Events » Indonesia » Bali



Yoga & Meditation Retreat

Swadhyaya Yoga Retreats invites you for a yoga retreat/Bali adventure. Yoga enthusiast or beginner? Come! Follow the path of yoga. Then, return home with increased productivity, re-energized and empowered to face the daily stressors. Witness your greater self unfold with intention and joy. Become a higher performer in your life and/or career.

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$1,000	November 6 - 12, 2017 - Shared Double Room - Poolside Master Suite	0
$1,000	November 6 - 12, 2017 - Shared Double Room - Poolside Twin Bedroom	0
$1,000	November 6 - 12, 2017 - Shared Double Room - Beachfront Studio	0

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ORGANIZER

Yogini Mimi, LLC

EVENT TEACHERS

Mimi Adeogba

Providing a booking, communications, marketing platform

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements


Communication
Online Presence
Marketing
Marketplace
Appointments & Schedules
Booking & Payments
WiX.com
weebly
yelp
Google
Eventbrite
bookeo
Acuity Scheduling
PayPal
Inaccessible for teachers:
MINDBODY
lymber
CLASSPASS
Open Sweat
peerfit
ZENREZ
FITRESERVE

Existing tools don't serve yoga teachers very well

YOGATRAIL



Jenny Rhodes
Seattle, WA, USA

"THANK YOU so very much for joining me on YogaTrail!! It's the best platform I've found for easy communication with you lovely students - past, present and future. Enjoy full access to all my offerings in one place!" (to 1,832 students)

"We have to say your service and app has helped us get where we are and we are just about to open our first studio in the Lake District. A HUGE thank you!"



Purusha Yoga & Wellness Studio
Kendal, UK

For yoga professionals, YogaTrail is a real pain killer!

YOGATRAIL



For students, YogaTrail = their personal yoga world

Traction

50k+ Yoga Professionals
with >30% MAU retention

200k+ Members
in 100+ countries

Nearly 100% Organic User Acquisition
mostly via referrals and viral loops

YogaTrail is a leading yoga network



Traction

Annual Run Rate:

$200k+

Business Models:

- Freemium Subscriptions
- Advertising
- Booking Fees*



Freemium Quarterly Data

Churn — Paying Subscribers

Booking Fees anticipated to be the dominant source of revenue in the future.

And we're already profitable

YOGATRAIL

This figure represents management's current views with respect to future events based on information currently available and is subject to risk and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Growth Targets


Revenue
$ 100M
$ 10M
$ 1M
$ 100K
100k
1M
10M
100M
Users
2017
2018
2019
2020
2021
Year

Yoga is a lifestyle — but this is not a "lifestyle business"

YOGATRAIL

Visionary



Alex Klein - CEO

- PhD Physicist - Columbia U.
- Founded VC-backed alternative nuclear energy company

Communicator



Alex Jaton - CCO

- Publishing Industry Pro
- Yoga Domain Expert
- Fluent in 6 Languages

Hacker



Sven Ernst

- Seasoned Entrepreneur
- Co-founded successful dev agency, managing 30+ staff across two continents

Backed by

500 Startups

Expara

Hiten Shah

Aman Gupta

Solid, balanced founders working together for years



Growth Investment 2018

Use of Funds:

YogaTrail is a sustainable business (we're net profitable).

New investment will be applied in three major areas to accelerate growth:

20% New Hiring

Double Headcount from 4 to 8

30% Platform Relaunch

- Move from Drupal to Django
- Feature development

50% Marketing

- Influencer campaigns
- Paid referral programs
- Content for 'Academy' blog
- Sponsoring events (key cities)

We're raising money to step on the gas





YOGATRAIL

Thank You!

EXHIBIT E
Video Transcript

Script	Image
Yoga is a 5,000 year old practice originating in India… and in the last few decades it has become quite popular all around the world.	Ancient images of yoga (in old drawings). Inspirational images of yoga (still, with effects?)
Today, the yoga community includes over 300 million people. And that number is growing every day.	scenes of yoga in times square, mass yoga in china, etc, show text "there are 300 million yoga practitioners in the world"
The variety of different yoga styles out there is astounding… and yogis are incredibly diverse…	Show weird yoga styles footage from last year
… but they also have a lot in common. For example, they tend to care about their health, the environment, and social justice…	Show yogis in nature
They also care a lot about their yoga teachers	Show people hugging in yoga situations?
But you wouldn't think it… because ironically, most yoga instructors struggle to earn a living	Teachers teaching small classes footage, little bit sad perhaps
Even though it's the **teachers** who are at the **heart** of the yoga market.	Text: statistic slide: "87% of yogis say they go to a class for the teacher over any other factor, show data graph"
The vast majority are women, who work as freelancers in multiple venues, and offer a variety of yoga services. They're entrepreneurs.	Show Single Female yogis doing various poses, footage
Now: their passion is Yoga, but they lack the resources and time to turn that passion into a thriving business. In fact, nearly half of them don't have their own website.	(Lone yoga teacher in a field looking around, shitty sign "Yoga in the Park")
The existing apps and products out there don't really serve yoga teachers very well.	Show Instagram, Facebook? Example posts with no engagement, circled?.
That's why we built YogaTrail. It's a platform that helps yoga professionals to manage their business.	Product shot like on Pitch deck?
Providing tools to reliably communicate with their students.	Show teachers hands using the app to send message to their yogis (Nice day today! Class moved to the park)
and ways to accept bookings and payments, even subscriptions	Show different hands, perhaps indoors, booking class in the park
It also handles marketing for their upcoming classes, workshops, or retreats…	(people with yoga mats walking into park-like environment. They're happy, Inspirational music gets more inspirational)
Which also helps them to **grow** their business	Lots of yoga people in the park
…so they can focus on what they love: teaching yoga.	"Class begins" with lots of people in a park or a studio, inspirational. Maybe slow motion: arms going up for sun salutations type stuff
Our mission is to empower yoga providers and help them succeed… while also making more yoga happen around the world.	Massive Wanderlust festival-type footage
The YogaTrail network is already well-established.	
Over 50,000 yoga professionals are using the platform and millions of students have used it to connect with their yoga world.	Slide with Map of profiles
And we're just getting started. Most yogis have never heard of YogaTrail. So for our next phase, as we invest in growth, we want to give our community the chance to share in our success.	Alex J. speaks. Alex and Alex speaking now, facing camera, sitting somewhere? Perhaps on a couch with nothing else around?

Until recently, only venture capitalists could get in on a startup like YogaTrail (and we've got a few of them backing us).	Alex K. speaks
But with new crowdfunding regulations, pretty much anyone can invest in early-stage companies, **before** they're on the stock market. Even yoga teachers!	Alex K. speaks
We're really looking for investors who will also be advocates and ambassadors. People who share our vision.	Alex J. speaks
'Ahimsa' is a word in yoga, it means "do no harm". We believe that YogaTrail can grow into a very successful business, while at the same time improving the lives of thousands of women entrepreneurs…	Alex K. speaks
and bringing more people to the yoga mat to make the world a healthier and happier place.	Alex K. speaks
Join us!	Alex K. + Alex J. speak